UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                  F O R M   11-K



                 ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
                         SECURITIES EXCHANGE ACT OF 1934

                      For the Year Ended December 31, 1996



                            NATIONAL FUEL GAS COMPANY
                            TAX-DEFERRED SAVINGS PLAN
                             FOR NON-UNION EMPLOYEES

                            (Full title of the Plan)



                            NATIONAL FUEL GAS COMPANY
          (Name of issuer of the securities held pursuant to the Plan)



                  10 Lafayette Square, Buffalo, New York 14203
                     (Address of principal executive office)

                              REQUIRED INFORMATION


(1) Plan financial statements and schedules prepared in accordance with financial reporting requirements of ERISA.

        See accompanying Index on page 3.

(2)     Signature

(3)     Exhibits

           Exhibit Number                    Description of Exhibit

                (1)                          Consent of Independent
                                               Accountants

                            NATIONAL FUEL GAS COMPANY
                            -------------------------

                            TAX-DEFERRED SAVINGS PLAN
                            -------------------------

                             FOR NON-UNION EMPLOYEES
                             -----------------------

                   INDEX TO FINANCIAL STATEMENTS AND SCHEDULES
                   -------------------------------------------






                                                                       Page
                                                                      Number
                                                                      ------

Report of Independent Accountants                                        4

Financial Statements:

  Statement of Assets Available for Plan
  Benefits, with Fund Information, at
  December 31, 1996 with Comparative
  Totals at December 31, 1995                                          5 - 6

  Statement of Changes in Assets Available
  for Plan Benefits, with Fund Information,
  for the Year Ended December 31, 1996 with
  Comparative Totals for the Year Ended
  December 31, 1995                                                    7 - 8

  Notes to Financial Statements                                        9 - 11

Schedules:

  Schedule I - Item 27a - Schedule of
  Assets Held for Investment Purposes
  at December 31, 1996                                                   12

  Schedule II - Item 27d - Schedule of
  Reportable Transactions for the Year
  Ended December 31, 1996                                             13 - 16

                        REPORT OF INDEPENDENT ACCOUNTANTS
                        ---------------------------------




To the Participants and
Administrative Committee of the
National Fuel Gas Company
Tax-Deferred Savings Plan for
Non-Union Employees

         In our opinion, the accompanying statement of assets available for plan benefits, with fund information, and the related statement of changes in assets available for plan benefits, with fund information, present fairly, in all material respects, the assets of the National Fuel Gas Company Tax-Deferred Savings Plan for Non-Union Employees at December 31, 1996, and the changes in its assets for the year then ended, in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Administrative Committee; our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by the Administrative Committee, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for the opinion expressed above.

         We have previously audited, in accordance with generally accepted auditing standards, the statement of assets available for plan benefits as of December 31, 1995 and the related statement of changes in assets available for plan benefits for the year then ended (not presented herein) and in our report dated June 20, 1996 we expressed an unqualified opinion on those financial statements. In our opinion, the information set forth in the accompanying condensed statement of assets available for plan benefits as of December 31, 1995 and the condensed statement of changes in assets available for plan benefits for the year ended December 31, 1995, when read in conjunction with the financial statements from which it has been derived, is fairly stated in all material respects in relation thereto.

         Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The additional information included in schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements but is additional information required by ERISA. The fund information in the statement of assets available for benefits and the statement of changes in assets available for benefits is presented for purposes of additional analysis rather than to present the assets available for plan benefits and changes in assets available for benefits of each fund. Schedules I and II and the fund information have been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

PRICE WATERHOUSE LLP
Buffalo, New York
June 13, 1997




                            NATIONAL FUEL GAS COMPANY
                            TAX-DEFERRED SAVINGS PLAN
                             FOR NON-UNION EMPLOYEES
     STATEMENT OF ASSETS AVAILABLE FOR PLAN BENEFITS, WITH FUND INFORMATION,

        AT DECEMBER 31, 1996 WITH COMPARATIVE TOTALS AT DECEMBER 31, 1995


                                    Employer
                                    Contributions                            Participant Salary Reductions
                                    -------------  -----------------------------------------------------------------------------
                                                                                         Vanguard Funds
                                                                  --------------------------------------------------------------

                                    National Fuel  National Fuel                             International      International
                                     Gas Company    Gas Company   Investment                     Equity             Equity
                                    Common Stock   Common Stock    Contract      Index       Index Fund -        Index Fund -
                                       Fund B         Fund A        Trust      Trust-500   Pacific Portfolio  European Portfolio
                                    -------------  -------------  ----------   ---------   -----------------  ------------------

Investments at market (historical
 cost $64,722,936 and
 $59,468,947, respectively)          $32,343,263    $14,219,364  $ 6,792,833  $19,692,470    $ 1,376,266          $2,499,961

Receivables
 Employer Contributions                  174,878              -            -            -              -                   -
 Participant Salary Reductions             1,045         97,940       47,299      196,010         20,307              31,384
                                     -----------    -----------  -----------  -----------    -----------          ----------


Assets Available for Plan
 Benefits                            $32,519,186    $14,317,304   $6,840,132  $19,888,480     $1,396,573          $2,531,345
                                     ===========    ===========   ==========  ===========     ==========          ==========

   The accompanying notes are an integral part of these financial statements.




                            NATIONAL FUEL GAS COMPANY
                            TAX-DEFERRED SAVINGS PLAN
                             FOR NON-UNION EMPLOYEES
     STATEMENT OF ASSETS AVAILABLE FOR PLAN BENEFITS, WITH FUND INFORMATION,

        AT DECEMBER 31, 1996 WITH COMPARATIVE TOTALS AT DECEMBER 31, 1995



     Participant Salary Reductions
----------------------------------------
      Vanguard Funds
---------------------------


Money Market       Total     Participant  Total all Funds Combined
Reserves, Inc.  Bond Market     Loan            December 31,
  - Prime        Portfolio     Account      1996            1995
--------------  -----------  -----------  --------        --------


  $4,678,616    $3,395,931   $2,771,503  $87,770,207     $72,955,541

           -             -            -      174,878         175,489
      20,171        32,863            -      447,019         439,691
  ----------    ----------   ----------  -----------     -----------

  $4,698,787    $3,428,794   $2,771,503  $88,392,104     $73,570,721
  ==========    ==========   ==========  ===========     ===========


The accompanying notes are an integral part of these financial statements.







                            NATIONAL FUEL GAS COMPANY
                            TAX-DEFERRED SAVINGS PLAN
                             FOR NON-UNION EMPLOYEES
 STATEMENT OF CHANGES IN ASSETS AVAILABLE FOR PLAN BENEFITS, WITH FUND INFORMATION,

 FOR THE YEAR ENDED DECEMBER 31, 1996 WITH COMPARATIVE TOTALS FOR THE YEAR ENDED DECEMBER 31, 1995


                                    Employer
                                    Contributions                            Participant Salary Reductions
                                    -------------  -----------------------------------------------------------------------------
                                                                                         Vanguard Funds
                                                                  --------------------------------------------------------------

                                    National Fuel  National Fuel                             International      International
                                     Gas Company    Gas Company   Investment                     Equity             Equity
                                    Common Stock   Common Stock    Contract      Index       Index Fund -        Index Fund -
                                       Fund B         Fund A        Trust      Trust-500   Pacific Portfolio  European Portfolio
                                    -------------  -------------  ----------   ---------   -----------------  ------------------

Investment Income from National
 Fuel Gas Company Common
 Stock Funds                         $ 1,256,510   $   549,185    $        -  $         -    $         -         $         -

Interest Income                                -             -       406,050            -              -                   -

Investment Income from Mutual
 Funds                                         -             -             -      422,675         11,843              60,789
                                     -----------   -----------    ----------  -----------    -----------         -----------

     Total Investment Income           1,256,510       549,185       406,050      422,675         11,843              60,789

Net Appreciation (Depreciation)
 in Fair Value of Investments          5,908,902     2,569,713             -    3,168,567       (129,469)            357,342

Employer Matching Contributions        2,243,954             -             -            -              -                   -

Participant Salary Reductions                  -       994,530       528,301    1,821,617        236,173             308,588

Participant Purchase Fees                      -             -             -            -         (5,035)             (7,127)

Rollovers and Other Individual
 Transfers In                              5,687        13,667         4,321       20,779              -                   -

Payments to Participants or
 Beneficiaries                        (2,747,307)     (812,195)     (990,957)  (1,237,627)       (47,807)           (164,603)

Transfers (to)/from Associated
 Funds                                   (17,120)     (556,750)      (58,419)     642,380         67,484             255,693
                                     -----------   -----------    ----------  -----------    -----------         -----------

Increase (Decrease) in Assets
 Available for Plan Benefits
 During the Year                       6,650,626    2,758,150       (110,704)   4,838,391        133,189             810,682

Assets Available for Plan
 Benefits:
     Beginning of Year                25,868,560   11,559,154      6,950,836   15,050,089      1,263,384           1,720,663
                                     -----------  -----------     ----------  -----------     ----------          ----------

     End of Year                     $32,519,186  $14,317,304     $6,840,132  $19,888,480     $1,396,573          $2,531,345
                                     ===========  ===========     ==========  ===========     ==========          ==========

   The accompanying notes are an integral part of these financial statements.



     Participant Salary Reductions
----------------------------------------
      Vanguard Funds
---------------------------


Money Market       Total     Participant  Total all Funds Combined
Reserves, Inc.  Bond Market     Loan            December 31,
  - Prime        Portfolio     Account      1996            1995
--------------  -----------  -----------  --------        --------

$        -     $        -   $        -   $ 1,805,695     $ 1,681,879

         -              -      246,605       652,655         601,141

   247,411        208,960            -       951,678         843,026
 ---------     ----------   ----------   -----------     -----------

   247,411        208,960      246,605     3,410,028       3,126,046

         -        (96,809)           -    11,778,246      12,488,342

         -              -            -     2,243,954       2,228,947

   225,001        375,630            -     4,489,840       4,357,306

         -              -            -       (12,162)         (8,867)

     3,002         10,789          (36)       58,209          80,658

  (735,279)      (311,015)     (99,942)   (7,146,732)     (2,350,907)

   (42,673)       (67,962)    (222,633)            -               -
 ---------     ----------   ----------    ----------     -----------

  (302,538)       119,593      (76,006)   14,821,383      19,921,525

 5,001,325      3,309,201    2,847,509    73,570,721      53,649,196
----------     ----------   ----------   -----------     -----------

$4,698,787     $3,428,794   $2,771,503   $88,392,104     $73,570,721
==========     ==========   ==========   ===========     ===========

The accompanying notes are an integral part of these financial statements.


                            NATIONAL FUEL GAS COMPANY
                            -------------------------

                            TAX-DEFERRED SAVINGS PLAN
                            -------------------------

                             FOR NON-UNION EMPLOYEES
                             -----------------------

                          NOTES TO FINANCIAL STATEMENTS
                          -----------------------------


NOTE 1 - DESCRIPTION OF PLAN
----------------------------

         General:
         -------

         The following description of the National Fuel Gas Company Tax-Deferred Savings Plan For Non-Union Employees ("Plan") is provided for general information purposes, and is qualified in its entirety by reference to the Plan. The Plan was adopted July 26, 1984, effective as of July 1, 1984, and has been amended and restated since that time. It is subject to certain provisions of the Employee Retirement Income Security Act of 1974.

         Eligibility and Participation:
         -----------------------------

         Originally, the Plan was established for the benefit of professional, administrative or executive (i.e. salaried) employees of National Fuel Gas Company and its subsidiaries ("Company"). Persons who were salaried employees on July 1, 1984, were eligible to participate at that date. Effective on various dates since July 1, 1984, most non-union non-salaried employees of the Company became eligible to participate in the Plan. New employees must complete 1,000 hours of employment and have attained age 21 in order to become eligible to participate. There are three groups of non-union employees who are eligible to participate in the Plan. Participant and employer contributions vary by group.

         Contributions:
         -------------

         Participants may direct the Company to reduce their base salaries by a specified full percentage that ranges from 2% to 15%, depending on participant group. These salary reductions are subject to certain Plan and Internal Revenue Code limitations, and the Company remits them to the Plan Trustee on the participants' behalf. In addition, the Company makes an employer matching contribution that ranges from 1% to 6% of the participant's base pay, depending on their participant group, years of service and rate of salary reduction contributions.

         For certain employees, employer matching contributions are contributed first to the National Fuel Gas Company Employees' Thrift Plan ("Thrift Plan") to the extent permitted under the Thrift Plan and then the remainder, if any, is contributed to the Plan. Certain employees are not eligible to make future contributions to the Thrift Plan.

         "Base salary" is defined in the Plan generally to mean a participant's base annual salary for a payroll period. An individual participant's salary reduction contributions to the Plan are subject to ceilings imposed by the Tax Reform Act of 1986. However, Company matching contributions are not subject to such ceilings. The ceiling was $9,500 for 1996 and will continue to be $9,500 for 1997.

         Participants' accounts, including all salary reduction contributions, employer matching contributions, and the increments thereon, are at all times fully vested and nonforfeitable.

         Investment Alternatives for Salary Reduction Contributions:
         ----------------------------------------------------------

         Participants may invest their salary reduction contributions in the common stock of National Fuel Gas Company ("National Stock Fund A"), the Vanguard Investment Contract Trust and/or in one or more of five mutual funds, in increments of 10%. A separate account is maintained for each participant showing his interest in each fund.

         The National Stock Fund A allows participants to invest their salary reduction contributions in a fund consisting primarily of National Fuel Gas Company common stock. This fund also maintains a small cash position in Vanguard Money Market Reserves and may also include receivables and/or payables for unsettled security transactions and receivables for accrued dividends.

         The Vanguard Investment Contract Trust invests primarily in investment contracts issued by insurance companies, commercial banks, and other similar types of fixed principal investments. Effective April 30, 1997, the trust's name was changed to the Vanguard Retirement Savings Trust. The investment objective of the trust did not change.

         Five mutual funds are currently offered by The Vanguard Group of Investment Companies: the Vanguard Index Trust-500 Portfolio, which invests in publicly-traded common stocks and attempts to duplicate the investment performance of the Standard & Poors 500 Composite Price Index; the Vanguard Money Market Reserves-Prime Portfolio, which invests in money market instruments which mature in one year or less; the Vanguard Bond Index Fund-Total Bond Market Portfolio, which invests in bonds and other "fixed-income" securities and seeks to duplicate the investment performance of the Lehman Brothers Aggregate Bond Index; the Vanguard International Equity Index Fund - Pacific Portfolio, which attempts to provide investment results paralleling those of the Morgan Stanley Capital International Pacific Index, a diversified index of common stocks of companies located in Japan, Australia, New Zealand, Hong Kong and Singapore; and the Vanguard International Equity Index Fund - European Portfolio, which attempts to provide investment results that correspond to the price and yield performance of European stocks, in the aggregate, as represented by the Morgan Stanley Capital International Europe (Free) Index.

        Participants may, in accordance with the rules and restrictions of the Plan, transfer existing balances among the available investment funds, reduce or increase the percentage of salary reduction elected, redirect their current salary reduction contributions into different investment funds, or suspend salary reduction contributions altogether.


         Employer Matching Contributions:
         -------------------------------

         Employer matching contributions are invested in a fund consisting primarily of the common stock of National Fuel Gas Company ("National Stock Fund B"). This fund also maintains a small cash position in Vanguard Money Market Reserves and may also include receivables and/or payables for unsettled security transactions and receivables for accrued dividends. A separate account is maintained for each participant showing his interest in this fund. Participants may not redirect their interests in this fund into any other fund.

         Withdrawals, Loans and Distributions:
         ------------------------------------

         Plan participants (or their beneficiaries) may receive distributions from the Plan upon death, retirement, disability or other termination, in accordance with a qualified domestic relations order, or in the event of hardship, subject to the Plan's limitations and restrictions. Additionally, Plan participants may borrow from their accounts in accordance with various Plan rules. In certain cases, participants may postpone receipt of Plan distributions.


         Administration:
         --------------

         National Fuel Gas Company is the Administrator of the Plan. A Tax-Deferred Savings Plan Committee appointed by National Fuel Gas Company's Board of Directors exercises National Fuel Gas Company's duties as Administrator. The assets of the Plan are held by the Trustee, Vanguard Fiduciary Trust Company ("Vanguard").

         National Fuel Gas Company has the right to terminate, amend, or modify the Plan at any time.

         The Plan is not required to be insured by the Pension Benefit Guaranty Corporation.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
---------------------------------------------------

         Basis of Accounting and Valuation:
         ---------------------------------

         The accounts of the Plan are maintained on the accrual basis. National Stock Funds A and B are reported on a current value basis using the quoted market value of National Fuel Gas Company common stock and the value of the cash positions and receivables at the close of the Plan year. Mutual funds are reported on a current value basis, using quoted market values of the investments at the close of the Plan year. The investment contracts in the Vanguard Investment Contract Trust are carried at fair value, which approximates contract value, as determined by the Vanguard Investment Contract Trust's Investment Committee. National Fuel Gas Company stock distributed to participants is reflected at market value at the date of distribution.

         Administrative expenses:
         -----------------------

         Expenses related to administration of the Plan and Trust are borne by the Company. The Company paid Vanguard $22,717 for services rendered in connection with the Plan and Trust for the year ended December 31, 1996. Brokerage commissions and similar costs of acquiring or selling securities (if any) that are incurred by the investment funds are borne by the participant.

NOTE 3 - INCOME TAXES
---------------------

         The Internal Revenue Service has determined that the Plan qualifies under Section 401(a) and Section 401(k) of the Internal Revenue Code of 1986, as amended. Accordingly, no provision for income taxes has been recorded.

NOTE 4 - PARTIES-IN-INTEREST
----------------------------

         For the Plan years ended December 31, 1996 and 1995, there were no known prohibited transactions with parties-in-interest as defined in ERISA Sections 406 and 407(a) and Internal Revenue Code Section 4975(c).



                                                                                                              SCHEDULE I
                                                                                                              ----------
                            NATIONAL FUEL GAS COMPANY
                            -------------------------
                TAX-DEFERRED SAVINGS PLAN FOR NON-UNION EMPLOYEES
                -------------------------------------------------
           ITEM 27a - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
           ----------------------------------------------------------
                                DECEMBER 31, 1996
                                -----------------

                                            (c) Description of Investment
        (b) Identity of Issue,                   Including Maturity Date, Rate
             Borrower, Lessor                    of Interest, Collateral, Par                                (e) Current
(a)          or Similar Party                    or Maturity Value                            (d) Cost            Value
---     ----------------------              ----------------------------------                --------       -----------

 *      National Fuel Gas Company
         Stock Funds:
           National Fuel Gas Company        Stock Fund A (961,417 units)                      $ 9,766,145      $14,219,364
           National Fuel Gas Company        Stock Fund B (2,186,833 units)                     20,417,275       32,343,263
                                                                                              -----------      -----------
                                            Total National Fuel Gas Company
                                              Stock Funds                                      30,183,420       46,562,627
                                                                                              -----------      -----------

        Mutual Funds (1):
 *         Vanguard Group of                Index Trust - 500 Portfolio
             Investment Companies             (284,738 units)                                  13,567,786       19,692,470

 *         Vanguard Group of                International Equity Index
             Investment Companies            Fund - Pacific Portfolio
                                              (130,948 units)                                   1,396,485        1,376,266

 *         Vanguard Group of                International Equity Index
             Investment Companies             Fund - European Portfolio
                                              (150,873 units)                                   1,922,800        2,499,961

 *         Vanguard Group of                Money Market Reserves, Inc.
             Investment Companies            - Prime Portfolio
                                              (4,678,616 units)                                 4,678,616        4,678,616

 *         Vanguard Group of                Total Bond Market Portfolio
             Investment Companies             (345,115 units)                                   3,409,493        3,395,931
                                                                                              -----------      -----------
                                            Total Vanguard Mutual Funds                        24,975,180       31,643,244
                                                                                              -----------      -----------

        Common/Collective Trust (2):
 *         Vanguard Group of                Investment Contract Trust
             Investment Companies             (6,792,833 units)                                 6,792,833        6,792,833

*       National Fuel Gas Company
           Tax Deferred Savings Plan
           For Non-Union Employees          Participant Loan Account                            2,771,503        2,771,503
                                                                                             ------------     ------------

                                                  TOTAL ASSETS HELD FOR INVESTMENT            $64,722,936      $87,770,207
                                                                                              ===========      ===========


 *    Denotes known party-in-interest to the Plan.

(1) The financial statements of the mutual funds have been filed with the Securities and Exchange Commission by the Vanguard Group of Investment Companies, investment companies registered under the Investment Company Act of 1940.

(2) The audited annual report for the Vanguard Investment Contract Trust has been filed with the Department of Labor by the Vanguard Fiduciary Trust Company. The entity's tax identification number is 23-695-3141.



                                                                                                              SCHEDULE II


                            NATIONAL FUEL GAS COMPANY
                TAX-DEFERRED SAVINGS PLAN FOR NON-UNION EMPLOYEES
                 ITEM 27d - SCHEDULE OF REPORTABLE TRANSACTIONS
                      FOR THE YEAR ENDED DECEMBER 31, 1996



                      (b) Description of
                           Asset (Include
                           Interest Rate                                                    (f) Expense
(a) Identity of            and Maturity     (c) Purchase      (d) Selling     (e) Lease         Incurred with  (g) Cost of
     Party Involved        in Case of Loan)      Price             Price           Rental       Transaction        Asset
-------------------   --------------------- ----------------  ------------    -----------   -----------------  -----------
Purchase Transactions
---------------------

Vanguard Group of
 Investment Companies Index Trust - 500
 (119 Transactions)   Portfolio               $4,343,361        $     -           $    -         $      -       $4,343,361

National Fuel Gas
 Company
 (66 Transactions)    Stock Fund A             2,988,995              -                -                -        2,988,995

National Fuel Gas
 Company
 (18 Transactions)    Stock Fund B             3,514,095              -                -                -        3,514,095

Vanguard Group of     Money Market
 Investment Companies Reserves, Inc.
 (110 Transactions)   - Prime Portfolio        1,880,264              -                -                -        1,880,264

Vanguard Group of
 Investment Companies Investment
 (92 Transactions)    Contract Trust           1,668,376              -                -                -        1,668,376






                                                                    SCHEDULE II
                            NATIONAL FUEL GAS COMPANY
                TAX-DEFERRED SAVINGS PLAN FOR NON-UNION EMPLOYEES
                 ITEM 27d - SCHEDULE OF REPORTABLE TRANSACTIONS
                      FOR THE YEAR ENDED DECEMBER 31, 1996


(h) Current Value
    of Asset on
    Transaction    (i) Net Gain
    Date               or (Loss)
-----------------  -------------





   $4,343,361         $      -



    2,988,995                -



    3,514,095                -



    1,880,264                -



    1,668,376                -




                                                                                                                SCHEDULE II

                            NATIONAL FUEL GAS COMPANY
                TAX-DEFERRED SAVINGS PLAN FOR NON-UNION EMPLOYEES
                 ITEM 27d - SCHEDULE OF REPORTABLE TRANSACTIONS
                      FOR THE YEAR ENDED DECEMBER 31, 1996




                      (b) Description of
                           Asset (Include
                           Interest Rate                                                    (f) Expense
(a) Identity of            and Maturity     (c) Purchase      (d) Selling     (e) Lease         Incurred with  (g) Cost of
     Party Involved        in Case of Loan)      Price             Price           Rental       Transaction        Asset
-------------------   --------------------- ----------------  ------------    -----------   -----------------  -----------
Sale Transactions
-----------------

Vanguard Group of
 Investment Companies Index Trust - 500
 (124 Transactions)   Portfolio              $        -         $2,694,002    $        -         $        -       $2,090,132

National Fuel Gas
 Company
 (126 Transactions)   Stock Fund A                    -          2,794,264             -                  -        2,158,552

National Fuel Gas
 Company
 (38 Transactions)    Stock Fund B                    -          2,772,245             -                  -        1,907,726

Vanguard Group of     Money Market
 Investment Companies Reserves, Inc.
 (112 Transactions)   - Prime Portfolio               -          2,179,672             -                  -        2,179,672

Vanguard Group of
 Investment Companies Investment
 (93 Transactions)    Contract Trust                  -          1,773,718             -                  -        1,773,718





                                                                    SCHEDULE II
                            NATIONAL FUEL GAS COMPANY
                TAX-DEFERRED SAVINGS PLAN FOR NON-UNION EMPLOYEES
                 ITEM 27d - SCHEDULE OF REPORTABLE TRANSACTIONS
                      FOR THE YEAR ENDED DECEMBER 31, 1996


(h) Current Value
    of Asset on
    Transaction    (i) Net Gain
    Date               or (Loss)
-----------------  -------------





   $2,694,002         $603,870



    2,794,264          635,712



    2,772,245          864,519



    2,179,672                -



    1,773,718                -


                                    SIGNATURE


The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.


                                      NATIONAL FUEL GAS COMPANY
                                      TAX-DEFERRED SAVINGS PLAN
                                      FOR NON-UNION EMPLOYEES
                                           (Name of Plan)







                                      By:/s/ Joseph P. Pawlowski
                                         --------------------------------------
                                         Joseph P. Pawlowski
                                         Treasurer and Principal Accounting
                                         Officer of National Fuel Gas Company,
                                         Member of the Tax-Deferred Savings
                                         Plan Committee



Date:  June 24, 1997

                                  EXHIBIT INDEX


           Exhibit Number                    Description of Exhibit

                (1)                          Consent of Independent
                                               Accountants